UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated July 29, 2021 regarding share repurchase program.
2.	Half-Year Report the six-month period ended June 30, 2021.
3.	Earnings Release for Q2 2021.

Item 1

PRESS RELEASE

Millicom to repurchase own shares

Luxembourg, July 29, 2021 – On May 4, 2021, the Annual General Meeting of Shareholders (“AGM”) of Millicom resolved to authorize (the “Authorization”) the Board of Directors of Millicom (the “Board”) to adopt a share repurchase plan. Based on the Authorization, the Board has decided to initiate a repurchase program comprising not more than 5,000,000 Swedish Depository Receipts representing the Company’s ordinary shares (“SDRs”). The purposes of the share repurchase plan may include: reduction of Millicom's share capital; meeting obligations for Board remuneration; and/or meeting obligations under Millicom’s share-based incentive plans or other compensation programs.

The repurchase program will be implemented in accordance with the Authorization, the Nasdaq Nordic Main Market Rulebook for Issuers of Shares (“Nasdaq Rulebook”), and applicable law including the Luxembourg law of 10 August 1915 on commercial companies, as amended, and the EU Market Abuse Regulation No. 596/2014 (“MAR”), and the repurchase program will be executed consistently with the provisions of Article 5 of MAR and the Commission Delegated Regulation No. 2016/1052 (“Safe Harbour Regulation”). The repurchase program will be managed by an investment firm which makes its trading decisions concerning the timing of the purchases of SDRs independently of Millicom.

The repurchase program will be conducted under the following conditions:

1.	SDRs will be repurchased on Nasdaq Stockholm and in accordance with the rules governing purchases of own shares as stated in the Nasdaq Rulebook and in accordance with MAR, and consistent with the provisions of Article 5 of MAR, the Safe Harbour Regulation and any other applicable law.

2.	Repurchases may take place during the period between August 2, 2021 and the date of Millicom’s 2022 AGM.

3.	SDRs may be repurchased on Nasdaq Stockholm at a price per share within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying price and the lowest selling price.

4.	The maximum level of SDRs that may be repurchased will be the lower of SEK 870 million (approximately USD 100 million) in aggregate purchase price, or 5,000,000 SDRs.

5.	Payment for the shares will be made in cash.

As of the date of this press release, the total number of outstanding shares in Millicom is 101,739,217 of which 178,555 are held by Millicom as treasury shares. Completed acquisitions of own shares will be disclosed and reported in accordance with applicable laws and regulations as well as Nasdaq Rulebook.

Complete information on the authorization resolved by the Annual General Meeting can be found on Millicom’s website.

PRESS RELEASE

Inquiries should be sent to investors@millicom.com.

-END-

For further information, please contact

Press: Vivian Kobeh, Director Corporate Communications +1 786-628-5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high- speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

Item 2

Millicom International Cellular S.A.

Half-year report - June 30, 2021

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This half-year report for the six-month period ended June 30, 2021 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2020 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, outlook and medium-term goals are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

Revenue

Group revenue increased 5.9% ( $120 million) year-on-year to $2,178 million in H1 2021. The increase is largely due to strong operational results in all business lines and countries, compared to relatively weak performance in H1 2020, at the onset of the pandemic.

Cost of sales

Cost of sales increased at a relatively slower rate of 2.3% ($14 million) year-on-year to $615 million, as higher costs related to increased activity levels were partly offset by the benefit of lower provision for bad debt in H1 2021 compared to H1 2020.

Operating expenses

Operating expenses increased 8.5% ($62 million) year-on-year to $794 million reflecting increased sales and marketing costs to support robust customer growth in H1 2021 as compared to H1 2020 when strict lockdowns significantly curtailed commercial activity.

Depreciation and Amortization

Depreciation decreased 3.3% ($15 million) year-on-year to $428 million, mostly due to network modernization activities which accelerated the depreciation of older infrastructure in 2020. Amortization expense increased 16.3% ($25 million) year-on-year to $182 million reflecting our decision to transition the Cable Onda brand to Tigo in Panama which took effect in April 2021.

Share of profit in joint ventures in Guatemala and Honduras

Millicom's share of profit in the Guatemala and Honduras joint ventures was $129 million in H1 2021, an increase of 63.7% year-on-year mainly due to strong operational performance and lower financing cost stemming from the reduction in debt in Guatemala.

Other operating income (expenses), net

Other operating expenses, net of $37 million decreased by $60 million year-on-year mainly due to the $25 million charge recorded in Q1 2021 as part of the agreement signed to transfer our stake in the AirtelTigo joint venture in Ghana to the Government of Ghana, the $15 million loss on disposal of shares in Helios Towers recorded in Q2 2021 compared to the $15 million gain on disposal of shares of Jumia recorded in Q2 2020.

Financial income/(expense), net

Financial income (expenses), net decreased by $36 million to $272 million. The decrease is mainly due to lower debt levels, following repayment activity over the past year.

Other non-operating (expenses) income, net

Loss from other non-operating items was $18 million in H1 2021 compared to a loss of $136 million in H1 2020. This decrease is due mainly to the mark-to-market revaluation of Jumia and Helios Towers ( $63 million loss in H1 2020 compared to $18 million gain from the Helios Towers revaluation in H1 2021), as well as higher exchange losses in H1 2020 (driven by strong currency devaluation in Colombia and Paraguay vs. US dollars) and the revaluation charge of the put option liability in Panama in H1 2021 of $26 million.

Loss from other joint ventures and associates, net

Loss from associates and other joint ventures amounted to $3 million in H1 2021 compared to a loss of $1 million in H1 2020.

Charges for taxes, net

Tax expense was $42 million in H1 2021, decreasing from $49 million in H1 2020 due to lower withholding tax on cash upstream partially offset by higher profitability in the operations of the Group and adjustment on capital allowances in Tanzania.

Loss for the period

Net loss attributable to the owners of the Company was $58 million or $(0.57) per share for H1 2021 compared to a loss of $238 million or $(2.35) per share in H1 2020. Non-controlling interests share of net loss was $27 million in H1 2021 compared to a loss of $32 million in H1 2020, reflecting the share of losses of the Group's partners in the Colombia subsidiary.

Share Capital

At June 30, 2021, Millicom had 101.7 million issued and paid up common shares of par value $1.50 each, of which 179 thousand were held by the Company as treasury shares (2020: 563 thousand). During H1 2021, the Company acquired approximately 101 thousand shares and issued around 449 thousand shares to management and directors as part of director remuneration under the share-based remuneration plans as part of their annual remuneration.

Risks and uncertainty factors

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

During H1 2021, economic activity continued to recover gradually in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth. Meanwhile, vaccination rates remained below 25% in all our markets, and some countries experienced spikes in the number of COVID cases during the quarter, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews primarily around the Easter holiday. As a result, overall mobility trends improved in most countries, except in Colombia due to the impact of nationwide protests during the quarter.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2020 consolidated financial statements (included in Group's 2020 Annual Report).

Internal controls and risk management in the preparation of the consolidated financial statements are set out in the Governance section from pages 61 to 106 in Millicom's 2020 Annual Report.

Related-Party transactions

Millicom’s conducts transactions with certain related parties on normal commercial terms and conditions. Material related party transactions are subject to the review of the audit committee of the Company's board of directors. For further details on Millicom Group’s significant related parties please refer to note 12 to our unaudited consolidated condensed interim financial statements included in this half-year report.

Outlook

Our performance during H1 2021 was above pre-Covid levels on most of our operational and financial Key Performance Indicators. Our robust customer and revenue growth is a direct result of our unwavering commitment to delivering the best customer experience, including network quality and reliability. We continue to believe that the long-term opportunity we have been pursuing has likely been enhanced by latest events, and we are leaving unchanged our medium term goals to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit EBITDA growth, and around 10% OCF (EBITDA less Capex) growth.

Subsequent events

On July 29, 2021, we announced the launch of a share repurchase program of up to the lower of SEK 870 million (approximately $100 million) in aggregate purchase price, or 5 million Swedish Depository Receipts until the next AGM in May 2022.

/s/ José Antonio Ríos García

Chairman of the Board of Directors

Luxembourg, July 29, 2021

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2021, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on July 29, 2021

On behalf of Millicom International Cellular S.A., by:

/s/ Mauricio Ramos

Chief Executive Officer

/s/ Tim Pennington

Chief Financial Officer

Report on review of interim condensed consolidated financial statements

To the Shareholders,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. as of 30 June 2021, which comprise the interim condensed consolidated statement of financial position as at 30 June 2021 and the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated statement of cash flow for the six-month period then ended and explanatory notes. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Ernst & Young

Société anonyme

Cabinet de révision agréé

/s/

Bruno di Bartolomeo

Luxembourg, 29 July 2021

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of income for the three-and six-month periods ended June 30, 2021

in millions of U.S. dollars except per share data	Notes	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Continuing Operations
Revenue	4	2,178	2,057	1,089	970
Cost of sales		(615)	(601)	(312)	(296)
Gross profit		1,563	1,456	777	673
Operating expenses		(794)	(731)	(403)	(330)
Depreciation		(428)	(443)	(211)	(220)
Amortization		(182)	(157)	(75)	(84)
Share of profit in the joint ventures in Guatemala and Honduras	7	129	79	67	34
Other operating income (expenses), net	14, 15	(37)	23	(20)	20
Operating profit	4	250	226	135	93
Interest and other financial expenses	10	(277)	(316)	(130)	(169)
Interest and other financial income		5	7	2	2
Other non-operating (expenses) income, net	5	(18)	(136)	(75)	22
Profit (loss) from other joint ventures and associates, net		(3)	(1)	(2)	(1)
Profit (loss) before taxes from continuing operations		(43)	(220)	(69)	(53)
Tax (charge) credit, net		(42)	(49)	(39)	(65)
Profit (loss) from continuing operations		(84)	(269)	(108)	(118)
Profit (loss) from discontinued operations, net of tax	4	—	(1)	—	(1)
Net profit (loss) for the period		(85)	(270)	(108)	(119)

Attributable to:
Owners of the Company		(58)	(238)	(100)	(115)
Non-controlling interests		(27)	(32)	(8)	(4)

Earnings/ (Loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (i)	6	(0.57)	(2.35)	(0.98)	(1.14)

(i)        There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of comprehensive income for the three- and six-month periods June 30, 2021

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Net profit (loss) for the period	(85)	(270)	(108)	(119)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(29)	(74)	18	25
Change in value of cash flow hedges, net of tax effects	10	(6)	5	13
Total comprehensive income (loss) for the period	(104)	(349)	(85)	(82)

Attributable to
Owners of the Company	(73)	(301)	(78)	(84)
Non-controlling interests	(32)	(48)	(7)	3

Total comprehensive income for the period arises from:
Continuing operations	(104)	(349)	(85)	(81)
Discontinued operations	—	(1)	—	(1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of financial position as at June 30, 2021

in millions of U.S. dollars	Notes	June 30, 2021	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,202	3,403
Property, plant and equipment, net	8	2,571	2,755
Right of use assets		836	895
Investments in joint ventures	7	2,580	2,642
Investments in associates		23	24
Contract costs, net		5	5
Deferred tax assets		193	197
Derivative financial instruments	13	23	27
Amounts due from non-controlling interests, associates and joint ventures	12	38	90
Other non-current assets		73	77
TOTAL NON-CURRENT ASSETS		9,545	10,114

CURRENT ASSETS
Inventories		60	37
Trade receivables, net		346	351
Contract assets, net		32	31
Amounts due from non-controlling interests, associates and joint ventures	12	47	206
Prepayments and accrued income		195	149
Current income tax assets		83	96
Supplier advances for capital expenditure		21	21
Equity investments	14	—	160
Other current assets		185	181
Restricted cash		187	199
Cash and cash equivalents		803	875
TOTAL CURRENT ASSETS		1,960	2,307
Assets held for sale		—	1
TOTAL ASSETS		11,506	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of financial position as at June 30, 2021 (continued)

in millions of U.S. dollars	Notes	June 30, 2021	December 31, 2020
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		628	630
Treasury shares		(10)	(30)
Other reserves		(597)	(562)
Retained profits		2,024	2,365
Profit (loss) for the period/year attributable to equity holders		(58)	(344)
Equity attributable to owners of the Company		1,987	2,059
Non-controlling interests		181	215
TOTAL EQUITY		2,168	2,274

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,290	5,578
Lease liabilities	10	851	897
Derivative financial instruments	13	1	14
Amounts due to non-controlling interests, associates and joint ventures	12	1	29
Payables and accruals for capital expenditure		438	485
Provisions and other non-current liabilities		305	328
Deferred tax liabilities		162	209
TOTAL NON-CURRENT LIABILITIES		7,049	7,540

CURRENT LIABILITIES
Debt and financing	10	106	113
Lease liabilities	10	129	123
Put option liability	13	285	262
Derivative financial instruments		3	1
Payables and accruals for capital expenditure		225	345
Other trade payables		242	334
Amounts due to non-controlling interests, associates and joint ventures	12	153	311
Accrued interest and other expenses		459	445
Current income tax liabilities		88	71
Contract liabilities		88	90
Provisions and other current liabilities		509	511
TOTAL CURRENT LIABILITIES		2,289	2,608
TOTAL LIABILITIES		9,338	10,148
TOTAL EQUITY AND LIABILITIES		11,506	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2021

in millions of U.S. dollars	Notes	June 30, 2021	June 30, 2020
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(43)	(220)
Profit (loss) before taxes from discontinued operations	4	—	(1)
Profit (loss) before taxes		(43)	(221)
Adjustments to reconcile to net cash:
Interest expense on leases		76	78
Interest expense on debt and other financing		202	238
Interest and other financial income		(5)	(7)
Adjustments for non-cash items:
Depreciation and amortization	4	610	599
Share of net profit in Guatemala and Honduras joint ventures		(129)	(79)
Loss/ (Gain) on disposal and impairment of assets, net		37	(22)
Share based compensation		4	14
Loss from other joint ventures and associates, net		3	1
Other non-cash non-operating (income) expenses, net	5	18	136
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(94)	(104)
Decrease (increase) in inventories		(25)	(6)
Increase (decrease) in trade and other payables, net		(73)	4
Increase (decrease) in contract assets, liabilities and costs, net		(1)	4
Total changes in working capital		(193)	(102)
Interest paid on leases		(69)	(74)
Interest paid on debt and other financing		(183)	(204)
Interest received		2	8
Taxes paid		(50)	(43)
Net cash provided by operating activities		280	324
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		(3)	3
Proceeds from disposal of subsidiaries and associates, net of cash disposed		15	18
Purchase of intangible assets and licenses	9	(103)	(166)
Purchase of property, plant and equipment	8	(330)	(302)
Proceeds from sale of property, plant and equipment	8	4	1
Proceeds from disposal of equity investments, net of costs	14	163	89
Dividends and dividend advances received from joint ventures	7	13	58
Cash provided by other investing activities, net		11	15
Net cash used in investing activities		(228)	(284)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2021 (continued)

Cash flows from financing activities(including discontinued operations):
Proceeds from debt and other financing	10	172	797
Repayment of debt and other financing	10	(412)	(723)
Loan repayment from (advance to) joint venture	12	193	—
Lease capital repayment		(62)	(53)
Advances and dividends paid to non-controlling interests		(6)	(2)
Share repurchase program		—	(10)
Net cash provided by (used in) financing activities		(116)	9
Exchange impact on cash and cash equivalents, net		(7)	(26)
Net (decrease) increase in cash and cash equivalents		(72)	23
Cash and cash equivalents at the beginning of the year		875	1,164
Cash and cash equivalents at the end of the period		803	1,186

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended June 30, 2021 and June 30, 2020

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,410	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(238)	(63)	(301)	(48)	(349)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(5)	(5)
Purchase of treasury shares (ii)	—	(463)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	13	13	1	14
Issuance of shares under share-based payment schemes	—	480	—	(2)	38	(10)	(25)	—	—	—
Balance on June 30, 2020	101,739	(563)	153	478	(32)	2,127	(620)	2,106	219	2,325

Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	(58)	(15)	(73)	(32)	(104)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares (ii)	—	(101)	—	—	(6)	2	—	(4)	—	(4)
Share based compensation	—	—	—	—	—	—	4	4	1	4
Issuance of shares under share-based payment schemes	—	449	—	(2)	26	2	(24)	1	—	1
Balance on June 30, 2021	101,739	(179)	153	476	(10)	1,966	(597)	1,987	181	2,168

(i)	Retained profits – includes profit for the year attributable to equity holders, of which at June 30, 2021, $307 million (2020: $304 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2020, Millicom repurchased 350,000 shares for a total amount of $10 million and withheld approximately 113,000 shares for settlement of tax obligations, on behalf of employees under share-based compensation plans. For the six-month period ended June 30, 2021, the amount presented corresponds only to withheld shares.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On July 28, 2021, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2020 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

During H1 2021, economic activity continued to recover gradually in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth. Meanwhile, vaccination rates remained below 25% in all our markets, and some countries experienced spikes in the number of COVID cases during the quarter, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews primarily around the Easter holiday. As a result, overall mobility trends improved in most countries, except in Colombia due to the impact of nationwide protests during the quarter.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

Impact of the crisis on accounting matters

As a consequence of this crisis, Millicom identified potential significant accounting implications in the following areas in previous quarters:

•	Impairment of non-financial assets/goodwill/investments in joint ventures

•	Impairment of trade receivables

•	Revenue recognition

As of June 30, 2021, and for the six-month period ended June 30, 2021, the above accounting areas have not been significantly affected.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year (extension not yet endorsed by the EU and not early adopted by the Group).

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.

Main reliefs provided by the Phase 2 amendments relate to:

•	Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;

•	Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional ineffectiveness might need to be recorded.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	Amendments effective for annual periods starting on January 1, 2022:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

•	Amendments effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

◦	Amendments to IAS 1, 'Presentation of Financial Statements' : These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IFRS 17, ‘Insurance contracts’, including amendments.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transitions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognising deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the six-month periods ended June 30, 2021 and 2020

There were no material acquisitions or disposals during the six-month periods ended June 30, 2021 and 2020.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

4. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs - such as M&A related costs-, remain as unallocated. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the six-month periods ended June 30, 2021 and 2020, are as follows:

Six-months ended June 30, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	1,669	173	—	(758)	—	1,084
Cable and other fixed services revenue	1,128	4	—	(177)	(1)	955
Other revenue	34	—	—	(3)	(1)	30
Service revenue (i)	2,831	178	—	(938)	(2)	2,069
Telephone and equipment and other revenue (i)	244	—	—	(135)	—	109
Revenue	3,076	178	—	(1,074)	(2)	2,178
Operating profit (loss)	471	18	(44)	(324)	129	250
Add back:
Depreciation and amortization	788	42	6	(226)	—	610
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(129)	(129)
Other operating income (expenses), net	(1)	—	37	1	—	37
EBITDA (ii)	1,258	61	—	(549)	—	769
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,258	61	—	(549)	—	769
Capital expenditure (iii)	(500)	(22)	(5)	119	—	(407)
Changes in working capital and others (iv)	(203)	12	2	—	—	(188)
Taxes paid	(124)	(7)	(4)	84	—	(50)
Operating free cash flow (v)	431	44	(6)	(346)	—	123
Total Assets (vi)	12,381	877	3,719	(4,701)	(771)	11,506
Total Liabilities	8,024	906	2,944	(1,755)	(782)	9,338

13

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

4. SEGMENT INFORMATION (Continued)

Six-months ended June 30, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	1,593	171	—	(718)	—	1,046
Cable and other fixed services revenue	1,045	4	—	(146)	—	903
Other revenue	28	—	—	(3)	—	25
Service revenue (i)	2,665	175	—	(867)	—	1,973
Telephone and equipment revenue (i)	200	—	—	(115)	—	84
Revenue	2,865	175	—	(981)	—	2,057
Operating profit (loss)	371	14	13	(250)	79	226
Add back:
Depreciation and amortization	775	45	6	(227)	—	599
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(79)	(78)
Other operating income (expenses), net	(3)	—	(19)	—	—	(23)
EBITDA (ii)	1,144	59	(1)	(477)	—	725
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,144	59	(1)	(477)	—	725
Capital expenditure (iii)	(469)	(19)	(5)	118	—	(376)
Changes in working capital and others (iv) (viii)	34	—	(103)	(19)	—	(89)
Taxes paid	(95)	(5)	(1)	58	—	(43)
Operating free cash flow (v)	613	35	(110)	(321)	—	217
Total Assets (vi)	13,706	916	4,562	(5,292)	(1,335)	12,557
Total Liabilities	9,140	938	3,921	(2,172)	(1,595)	10,232

14

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	836	86	—	(379)	—	543
Cable and other fixed services revenue	565	2	—	(92)	—	475
Other revenue	17	—	—	(1)	(1)	15
Service revenue (i)	1,419	89	—	(472)	(1)	1,034
Telephone and equipment revenue (i)	126	—	—	(71)	—	55
Revenue	1,545	89	—	(544)	(1)	1,089
Operating profit (loss)	241	9	(18)	(165)	67	135
Add back:
Depreciation and amortization	375	21	3	(113)	—	286
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(67)	(67)
Other operating income (expenses), net	4	—	16	1	—	20
EBITDA (ii)	620	30	1	(276)	—	375
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	620	30	1	(276)	—	375
Capital expenditure (iii)	(218)	(12)	(3)	57	—	(175)
Changes in working capital and others (iv)	(48)	18	3	10	—	(18)
Taxes paid	(93)	(2)	(1)	55	—	(41)
Operating free cash flow (v)	261	34	—	(154)	—	141

15

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	750	84	—	(345)	—	490
Cable and other fixed services revenue	506	2	—	(73)	—	435
Other revenue	14	—	—	(2)	—	12
Service revenue (i)	1,270	86	—	(419)	—	937
Telephone and equipment revenue (i)	90	—	—	(57)	—	33
Revenue	1,360	86	—	(476)	—	970
Operating profit (loss)	152	7	16	(116)	34	93
Add back:
Depreciation and amortization	392	22	3	(113)	—	304
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(34)	(34)
Other operating income (expenses), net	(1)	—	(19)	—	—	(20)
EBITDA (ii)	544	29	—	(229)	—	343
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	544	29	—	(229)	—	343
Capital expenditure (iii)	(185)	(9)	(1)	51	—	(144)
Changes in working capital and others (iv) (viii)	98	—	(44)	(19)	—	35
Taxes paid	(62)	(2)	—	32	—	(32)
Operating free cash flow (v)	395	19	(46)	(165)	—	202
(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions, installation fees and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $21 million (2020: $91 million) .

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Represented for an intercompany transaction between Latin America and HQ

 Restated as a result of an intercompany transaction between Latin America operation and HQ.

16

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

4. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Six-months ended June 30, 2021			Six-months ended June 30, 2020			Three months ended June 30, 2021			Three months ended June 30, 2020
in millions of U.S. dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	894	111	1,005	861	117	977	448	55	503	398	57	455
Mobile Financial Services	Point in time	18	62	79	14	53	68	9	31	40	8	27	34
Cable and other fixed services	Over time	950	4	955	899	4	903	473	2	475	433	2	435
Other	Over time	29	—	30	24	—	25	16	—	16	12	—	12
Service Revenue		1,891	178	2,069	1,798	175	1,973	945	89	1,034	851	86	937
Telephone and equipment	Point in time	109	—	109	85	—	85	55	—	55	33	—	33
Revenue from contracts with customers		2,000	178	2,178	1,883	175	2,057	1,001	89	1,089	884	86	970

5. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Change in fair value of derivatives (Note 13)	2	(6)	2	(6)
Change in fair value in investment in Jumia (Note 14)	—	(18)	—	—
Change in fair value in investment in Helios Towers (Note 14)	18	(45)	—	16
Change in value of call option and put option liability (Note 13)	(26)	8	(27)	(1)
Exchange gains (losses), net	(14)	(78)	(51)	12
Other non-operating income (expenses), net	2	2	1	1
Total	(18)	(136)	(75)	22

17

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

6. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(58)	(237)	(100)	(114)
Net profit (loss) attributable to equity holders from discontinued operations	—	(1)	—	(1)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(58)	(238)	(100)	(115)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,439	101,136	101,542	101,149

in U.S. dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(0.57)	(2.34)	(0.98)	(1.13)
EPS from discontinued operations attributable to owners of the Company	—	(0.01)	—	(0.01)
EPS for the period attributable to owners of the Company	(0.57)	(2.35)	(0.98)	(1.14)

7. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At June 30, 2021, the carrying value of the Group's investment in AirtelTigo Ghana joint venture is zero and is therefore not shown in the table below (see note 15 for further details on the disposal of our stake in the AirtelTigo joint venture in Ghana)..

At June 30, 2021, the equity accounted net assets of Millicom's joint ventures in Guatemala and Honduras totaled $2,946 million (December 31, 2020: $3,072 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of a total reserve of $297 million (December 31, 2020: $278 million), $164 million (December 31, 2020: $153 million) represent statutory reserves that are unavailable to be distributed to the Group. During the six-month period ended June 30, 2021, Millicom’s joint ventures paid $13 million as dividends or dividend advances to the Company (December 31, 2020: $71 million).

18

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

in millions of U.S. dollars	2021
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2021	2,031	610
Results for the period	110	19
Dividends declared during the period	(201)	—
Currency exchange differences	3	8
Closing Balance at June 30, 2021	1,943	637

(i) Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

19

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

8. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2021, Millicom added property, plant and equipment of $261 million (June 30, 2020: $240 million) and received $4 million from disposal of property, plant and equipment (June 30, 2020: $1 million).

9. INTANGIBLE ASSETS

During the six-month period ended June 30, 2021, Millicom added intangible assets of $34 million of which $(14) million related to a remeasurement of spectrum and licenses, and $48 million to additions of other intangible assets (June 30, 2020: $463 million out of which $420 million related to spectrum and licenses and $44 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (June 30, 2020: nil).

20

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

10. FINANCIAL OBLIGATIONS

Debt and financing

The most significant movements in debt and financing for the six-month period ended June 30, 2021 were as follows:

Luxembourg

On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption follows Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the six-month period ended June 30, 2021.

Colombia

On February 16, 2021, UNE EPM Telecomunicaciones S.A. issued under the approved local bond program, a COP 485,680 million bond (approximately $138 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).

Panama

In November 2020, Cable Onda executed an agreement with Bank of Nova Scotia for $110 million, which were disbursed in two tranches. The first tranche of $85 million was disbursed in December 2020, and on March 1, 2021 the second and final tranche ($25 million) was disbursed to Cable Onda.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2021	As at December 31, 2020
Due within:
One year	106	113
One-two years	360	107
Two-three years	484	439
Three-four years	502	811
Four-five years	356	467
After five years	3,589	3,755
Total debt and financing	5,397	5,691

As at June 30, 2021, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $300 million (December 31, 2020: $287 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2021 and December 31, 2020.

21

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

	Bank and financing guarantees (i)		Supplier's guarantees
in millions of U.S. dollars	As at June 30, 2021	As at December 31, 2020	As at June 30, 2021	As at December 31, 2020
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	74	59	90	—
1-3 years	226	227	—	—
3-5 years	—	—	—	—
Total	300	287	90	—

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Interest expense on bonds and bank financing	(167)	(195)	(81)	(98)
Interest expense on leases	(76)	(78)	(36)	(39)
Early redemption charges	(5)	—	—	—
Other	(30)	(43)	(13)	(32)
Total interest and other financial expenses	(277)	(316)	(130)	(169)

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2021, the total amount of claims brought against Millicom and its subsidiaries is $260 million (December 31, 2020: $288 million). The Group's share of the comparable exposure for joint ventures is $19 million (December 31, 2020: $14 million).

As at June 30, 2021, $43 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2020: $45 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2020: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At June 30, 2021, the tax risks exposure of the Group's subsidiaries is estimated at $336 million, for which provisions of $74 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2020: $339 million of which provisions of $77 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $79 million (December 31, 2020: $69 million) and $6 million (December 31, 2020: $7 million), respectively.

Capital commitments

At June 30, 2021, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $678 million of which $500 million are due within one year (December 31, 2020: $564 million of which $400 million are due within one year). The Group’s share of commitments in the joint ventures is $19 million and $19 million. (December 31, 2020: $69 million and $52 million).

22

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties:

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Expenses
Purchases of goods and services from Miffin	(100)	(104)	(51)	(50)
Purchases of goods and services from EPM	(19)	(18)	(9)	(9)
Other expenses	(10)	(6)	(5)	(2)
Total	(129)	(128)	(65)	(61)

in millions of U.S. dollars	Six-months ended June 30, 2021	Six-months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020
Income / gains
Sale of goods and services to Miffin	178	155	89	77
Sale of goods and services to EPM	7	7	4	4
Other income / gains	1	1	—	—
Total	186	163	92	81

The Group had the following balances with related parties:

in millions of U.S. dollars	As at June 30, 2021	As at December 31, 2020
Liabilities
Payables to Guatemala joint venture(i)	46	231
Payables to Honduras joint venture(ii)	104	103
Payables to EPM	17	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	1	1
Total	168	356

(i)       Interest bearing shareholder loans of which $1 million are due after more than one year.

(ii)       Mainly advances for dividends expected to be declared in 2021

23

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S. dollars	As at June 30, 2021	As at December 31, 2020
Assets
Receivables from Guatemala joint venture(i)	9	206
Receivables from Honduras joint venture	70	84
Receivables from EPM	3	3
Receivables from Panama non-controlling interests	1	1
Other accounts receivable	5	5
Total	89	299
(i)	As of June 30, 2021 , the Guatemala joint venture has prepaid the entire $193 million Millicom 's shareholder loan granted in October 2020 and originally repayable by January 13, 2022, at the latest.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2021 and December 31, 2020:

in millions of U.S. dollars	Carrying value		Fair value
	As at June 30, 2021	As at December 31, 2020	As at June 30, 2021	As at December 31, 2020
Financial liabilities
Debt and financing	5,397	5,691	5,600	5,572

(i)             Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $234 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At June 30, 2021, the fair values of the swaps amount to an asset of $16 million (December 31, 2020: an asset of $23 million).

Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At June 30, 2021, the fair value of El Salvador swaps amount to a liability of $2 million (December 31, 2020: a liability of $3 million), Costa Rica swaps amount to a liability of $2 million (December 31, 2020: liability of $5 million and asset of $1 million) and the fair value of Colombia swap amounts to an asset of $8 million (December 31, 2020: a liability of $7 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options - Panama

24

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

As of June 30, 2021, the put option liability is valued at $285 million (December 31, 2020: $262 million) being the higher of the value of the "Transaction price" put option and fair market value- for further details refer to the Group's 2020 consolidated financial statements. Changes in the value of the put option liability are recorded in the Group's statement of income under "other non-operating (expenses) income, net" (see note 5).

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2022 to July 14, 2022), has been valued at $0.2 million.

There are no other derivative financial instruments with a significant fair value at June 30, 2021.

25

Unaudited Interim Condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2021

14. EQUITY INVESTMENTS

As at June 30, 2021 and December 31, 2020, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S. dollars	June 30, 2021	December 31, 2020
Investment in HT	—	160
Equity investment - total	—	160

During June 2021, Millicom disposed of its remaining 76 million shares it owned in HT for a total net consideration of GBP 115 million ($163 million), triggering a net loss on disposal of $15 million, recorded under ‘other operating income (expenses), net’. In total, starting June 2020, Millicom sold 162 million shares it held in HT, yielding total proceeds of GBP 244 million ($383 million). Following these disposals, Millicom has no remaining ownership in HT. Before fully divesting HT, the changes in fair value were shown under 'Other non-operating (expenses) income, net' (see note 5).

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the three-month period ended June 30, 2020 under ‘other operating income (expenses), net’.

15. MILLICOM’S OPERATIONS IN AFRICA

Africa divestiture

On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. In Ghana, Millicom along with its joint venture partner, Bharti Airtel Limited, have signed a definitive agreement for the transfer of AirtelTigo to the Government of Ghana. Millicom recorded a $25 million charge in Q1 2021 as part of this agreement. The provision charge is recorded under the line "Other operating income (expenses), net" in the statement of income. Completion of each transaction is subject to regulatory approvals.

IPO – Tanzania

The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group is currently seeking to reach an agreement with the Tanzanian government regarding the conditions of the IPO, taking into account the proposed sale of our Tanzanian operation.

16. SUBSEQUENT EVENTS

On July 29, 2021, we announced the launch of a share repurchase program of up to the lower of SEK 870 million (approximately $100 million) in aggregate purchase price, or 5 million Swedish Depository Receipts until the next AGM in May 2022.

26

Item 3

Luxembourg, July 29, 2021

Building momentum and delivering results

Group highlights Q2 2021

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Double digit revenue growth in Q2 2021, with growth in all countries and business units.

•	Operating profit up 45.7% in Q2 2021, buoyed by higher revenue.

•	Debt reduction continued, driving a significant reduction in leverage.

•	Announcement of a $100 million share buy-back program.

Financial highlights ($ millions)	Q2 2021	Q2 2020	% change	H1 2021	H1 2020	% change
Revenue	1,089	970	12.3%	2,178	2,057	5.9%
Operating Profit	135	93	45.7%	250	226	10.5%
Loss attributable to owners	(100)	(115)	(13.4)%	(58)	(238)	(75.7)%

Latin America segment highlights1 – Q2 2021

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if fully consolidated.

•	Service revenue up 11.7% compared to Q2 20 and stable compared to Q1 2021.

•	In Home, solid 100,000 HFC customer net additions drove service revenue growth of 13.2%.

•	Mobile continued to perform strongly, with record post-paid net additions, including 220,000 in Colombia.

•	EBITDA grew 14.0% year-on-year, reflecting the robust service revenue growth and lower bad debt.

•	Capex was $240 million in Q2 and $407 million in H1, up 11.9% year-on-year, reflecting increased levels of growth-related investment.

•	OCF was $380 million in Q2 and $851 million in H1, up 8.8% year-on-year organically; we remain on track to reach our full year target of at least $1.4 billion.

Latam segment highlights ($ millions)	Q2 2021	Q2 2020	% change	Organic % change	H1 2021	H1 2020	% change	Organic % change
Revenue	1,545	1,360	13.6%	12.8%	3,076	2,865	7.4%	7.6%
Service Revenue	1,419	1,270	11.7%	10.9%	2,831	2,665	6.2%	6.4%
EBITDA	620	544	14.0%	14.1%	1,258	1,144	10.0%	9.8%
EBITDA Margin	40.1%	40.0%	0.2 pt		40.9%	39.9%	1.0 pt
Capex	240	190	26.4%		407	364	11.9%
OCF (EBITDA – Capex)	380	354	7.4%	7.8%	851	781	9.0%	8.8%

1Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 12 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"We had an outstanding Q2. We built on our robust Q1 performance and delivered double-digit growth in both service revenue and EBITDA. In Colombia, we now have the best mobile network, and we capitalized on this in Q2 by leading the market in portability and by adding a record number of new postpaid customers.

Our rapid customer and revenue growth is a direct result of our unwavering commitment to delivering the best customer experience, including network quality and reliability. With that in mind, and considering our healthy cash flow generation, we have accelerated investments that we expect will help us drive faster growth in all our businesses going forward.

In light of our strong operational and financial performance and the favorable outlook for the remainder of the year, we are resuming shareholder remuneration with a share buyback program of up to $100 million. We believe that our shares currently offer excellent value, and a buyback program provides an efficient way to compound our growth over time. Now, more than ever, I am confident that we are well positioned to deliver on our ambition to sustain mid-single-digit service revenue growth, mid-to-high single-digit EBITDA growth and OCF growth of about 10% over the medium term."

Subsequent Events

On July 29, 2021, we announced the launch of a share repurchase program of up to the lower of SEK 870 million (approximately $100 million) in aggregate purchase price, or 5 million Swedish Depository Receipts until the next AGM in May 2022.

Group Quarterly Financial Review - Q2 2021

Income statement data (IFRS)	Q2 2021	Q2 2020	% change	H1 2021	H1 2020	% change
$ millions (except EPS in $)
Revenue	1,089	970	12.3%	2,178	2,057	5.9%
Cost of sales	(312)	(296)	5.3%	(615)	(601)	2.3%
Gross profit	777	673	15.5%	1,563	1,456	7.3%
Operating expenses	(403)	(330)	22.0%	(794)	(731)	8.5%
Depreciation	(211)	(220)	(4.2)%	(428)	(443)	(3.3)%
Amortization	(75)	(84)	(10.1)%	(182)	(157)	16.3%
Share of net profit in Guatemala and Honduras	67	34	100.1%	129	79	63.7%
Other operating income (expenses), net	(20)	20	NM	(37)	23	NM
Operating profit	135	93	45.7%	250	226	10.5%
Net financial expenses	(127)	(167)	(23.6)%	(272)	(308)	(11.8)%
Other non-operating income (expenses), net	(75)	22	NM	(18)	(136)	(87.1)%
Gains (losses) from other JVs and associates, net	(2)	(1)	77.9%	(3)	(1)	114.6%
Profit (loss) before tax	(69)	(53)	31.1%	(43)	(220)	(80.6)%
Net tax credit (expense)	(39)	(65)	(40.7)%	(42)	(49)	(14.8)%
Profit (loss) from continuing operations	(108)	(118)	(8.7)%	(84)	(269)	(68.6)%
Loss attributable to non-controlling interests	8	4	118.2%	27	32	(16.5)%
Profit (loss) from discontinued operations	—	(1)	(87.0)%	—	(1)	(80.3)%
Net profit (loss) attributable to owners of the Company	(100)	(115)	(13.4)%	(58)	(238)	(75.7)%
Weighted average shares outstanding (millions)	101.54	101.15	0.4%	101.44	101.14	0.3%
EPS	(0.98)	(1.14)	(13.7)%	(0.57)	(2.35)	(75.7)%

In Q2 2021, group revenue increased 12.3% year-on-year to $1,089 million due to strong operational results in all business lines and countries, compared to a relatively weak performance in Q2 2020, at the onset of the pandemic. Cost of sales increased at the relatively slower rate of 5.3%, as higher costs related to increased activity levels were partly offset by the benefit of lower provisions for bad debt in Q2 2021 compared to Q2 2020.

Operating expenses increased 22.0% ($73 million) year-on-year to $403 million, reflecting increased sales and marketing costs to support robust customer growth in Q2 2021, as compared to Q2 2020 when strict lockdowns significantly curtailed commercial activity.

Depreciation decreased 4.2% ($9 million) year-on-year to $211 million, due to network modernization activities which accelerated the depreciation of older infrastructure in 2020. Amortization decreased 10.1% ($8 million) to $75 million reflecting accelerated amortization of some brands acquired in the Cable Onda acquisition in Panama in Q2 2020.

Our share of profits in Guatemala and Honduras doubled year-on-year to $67 million, due to very robust operational performance as well as lower interest expenses stemming from the reduction in debt in Guatemala. Other operating expense of $20 million in Q2 2021 reflects a loss on the disposal of our remaining stake in Helios Towers. As a result, operating profit was $135 million in Q2 2021, up 45.7% year-on-year.

Net financial expenses decreased $39 million year-on-year to $127 million, as a result of debt repayment activity over the past year. Other non-operating expense of $75 million reflects FX losses and the revaluation of the put option liability in Panama and compares to a gain of $22 million in Q2 2020, which benefited from the revaluation of equity investments.

Tax expense of $39 million in Q2 2021 declined from $65 million in Q2 2020 largely due to lower withholding taxes. Non-controlling interests were $8 million in Q2 2021, up from $4 million in Q2 2020, reflecting our partners' share of higher net losses in Colombia.

As a result of these factors, net loss attributable to owners of the Company was $100 million, or $0.98 per share, as compared to a net loss of $115 million ($1.14 per share) in Q2 2020. The weighted average number of shares during the quarter was 101.54 million, an increase of 0.4% year-on-year related to our employee share-based compensation plans. As of June 30, 2021, we had 101,739,217 shares outstanding, including 178,555 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q2 2021	Q2 2020	% change	H1 2021	H1 2020	% change
Operating free cash flow*	141	202	(30.0)%	123	217	(43.3)%
Finance charges paid, net	(90)	(92)	(1.9)%	(182)	(196)	(7.1)%
Lease interest payments, net	(33)	(36)	(8.2)%	(69)	(74)	(5.7)%
Free cash flow*	18	74	(75.6)%	(128)	(52)	NM
Dividends and advances from Guatemala and Honduras	13	35	(62.5)%	13	58	(77.7)%
Dividends and advances to non-controlling interests	(3)	(2)	34.9%	(6)	(2)	NM
Equity free cash flow*	28	107	(73.7)%	(121)	4	NM
Lease principal repayments	(33)	(22)	48.4%	(62)	(53)	17.3%
Equity free cash flow after leases*	(4)	85	NM	(183)	(48)	NM

* Non-IFRS measures. See page 12 for a description of these measures. Please refer to page 17 of this Earnings Release or to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $169 million in H1 2021 and $170 million in H1 2020, before lease principal repayments of $79 million in H1 2021 and $72 million in H1 2020.

During H1 2021, operating free cash flow (OFCF), defined as EBITDA, less cash capex (excluding spectrum and licenses), working capital, other non-cash items and taxes paid, was $123 million, a decrease of $94 million compared to $217 million in H1 2020. The decline was largely due to increased working capital to support improved revenue growth, as well as higher capex and tax payments, which more than offset the increase in EBITDA during the period.

Finance charges declined $14 million to $182 million due to lower average debt levels, while lease interest payments also declined slightly. As a result, free cash flow (FCF) was negative $128 million in H1 2021 compared to negative $52 million in H1 2020.

In H1 2021, dividends and advances received from our joint ventures in Guatemala and Honduras were $13 million, compared to $58 million received in H1 2020. This reflects the decision to prioritize use of Guatemala's robust cash flow generation to re-pay principal on notes payable to shareholders. As of the end of June 2021, Guatemala had repaid $224 million of the $350 million in shareholder notes that were used to help fund the Comcel bond redemption in Q4 2020. Repayments to date were funded from Guatemala's internally generated cash flow.

Finally, dividends paid to non-controlling interests in Colombia were $6 million in H1 2021. As a result of these factors and reflecting also usual seasonal patterns, Equity Free Cash Flow (EFCF) for H1 2021 was negative $121 million, as compared to $4 million in H1 2020. Further adjusting for lease principal repayments, EFCF after leases was negative $183 million, down from $48 million in Q1 2021.

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Latin America	655	2,226	2,881	347	2,535	765	3,647	3,300
Africa	157	38	195	25	170	194	389	364
Corporate	2,282	38	2,320	431	1,889	21	2,341	1,910
Group (IFRS)	3,095	2,302	5,397	803	4,594	980	6,377	5,574
Guatemala and Honduras	197	542	739	238	501	272	1,011	773
Underlying (non-IFRS)	3,292	2,844	6,136	1,041	5,095	1,252	7,388	6,347
Proportionate (non-IFRS)	3,199	2,095	5,294	883	4,410	962	6,255	5,372

* Net Debt and Net financial obligations are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of nil as of June 30, 2021.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of June 30, 2021, underlying gross debt was $6,136 million, a reduction of $24 million during the quarter. Our underlying gross debt includes Guatemala and Honduras, which had $739 million of gross debt as of June 30, 2021, a decrease of $9 million during the quarter.

Approximately 59% of underlying gross debt at June 30, 2021 was in Latam, 3% in Africa, and the remaining 38% at the corporate level. Over the past year, we have lowered our average effective interest rate to 5.5% from 5.9%, while also improving the mix to 46% in local currency or swapped for local currency as of Q2 2021, up from 34% as of Q2 of 2020. In addition, 80% was at fixed rates or swapped for fixed rates, and the average maturity of 5.7 years, in line with our targets. On our dollar-denominated debt, the average rate was 5.1% with an average maturity of 6.3 years, as of June 30, 2021, an improvement from an average rate of 5.2% and an average maturity of 6.4 years as of March 31, 2021.

Our underlying cash position was $1,041 million as of June 30, 2021, an increase of $218 million compared to $823 million as of March 31, 2021, reflecting proceeds from the sale of our remaining stake in Helios Towers. Of our underlying cash balance, 72% was held in U.S. dollars. As a result, our underlying net debt was $5,095 million as of June 30, 2021, a decrease of $242 million during the quarter.

In addition, as of June 30, 2021, we had underlying lease liabilities of $1,252 million, which represented 17% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $6,347 million as of June 30, 2021, a reduction of $276 million during the quarter.

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 2.89x as of June 30, 2021. This is down meaningfully from 3.13x as of March 31, 2021 due to the strong EBITDA growth and the reduction in net debt during the quarter. Excluding the impact of leases, proportionate leverage would have been 2.75x3, an improvement from 3.00x as of March 31, 2021.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments. The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

2Proportionate leverage is a non-IFRS measure calculated using LTM (last twelve-month) EBITDA, proforma for acquisitions and disposals.

3Proportionate leverage after leases is the ratio of proportionate net debt over LTM EBITDA after leases, proforma for acquisitions made during the last twelve months. Refer to page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity continued to recover gradually in our markets, and remittances from the U.S. to Central America sustained very strong double-digit growth. Meanwhile, vaccination rates remained below 25% in all our markets, and some countries experienced spikes in the number of COVID cases during the quarter, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews primarily around the Easter holiday. As a result, overall mobility trends improved in most countries, except in Colombia due to the impact of nationwide protests during the quarter. Currencies in our markets were generally stable, except for the Colombian peso which depreciated 3.8% against the U.S. dollar during the quarter. Foreign exchange rates and movements are presented on page 15.

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q2 2021 vs Q2 2020
Mobile customers	43,137	42,805	41,734	39,483	37,777	14.2%
Of which 4G customers	19,321	18,830	18,243	16,330	14,290	35.2%
Of which postpaid subscribers	5,352	5,060	4,920	4,773	4,636	15.4%
Mobile ARPU ($)	6.4	6.5	6.8	6.8	6.4	0.2%
Total homes passed	12,403	12,248	12,229	12,106	11,976	3.6%
Of which HFC homes passed	12,113	11,949	11,888	11,762	11,630	4.2%
Total customer relationships	4,792	4,701	4,545	4,453	4,296	11.6%
Of which HFC customer relationships	3,998	3,899	3,733	3,630	3,484	14.8%
HFC revenue generating units	8,273	7,971	7,602	7,343	7,056	17.3%
Of which Broadband Internet	3,642	3,535	3,356	3,238	3,086	18.0%
Home ARPU ($)	28.6	28.8	28.0	27.7	27.6	3.4%

Mobile services

We ended Q2 2021 with 43.1 million customers, an increase of 332,000 during the quarter, including 292,000 net additions in postpaid, with the vast majority of these coming from Colombia, where our investments in spectrum, network and distribution channels have extended our reach and improved customer experience. In prepaid, we added 40,000 customers, ending the period with 37.8 million, up 14% year-on-year. The slowdown in prepaid net additions in Q2 reflects the impact of COVID-related mobility restrictions in some countries, as well as the impact, in Colombia, of increased migrations to postpaid and some disruption to commercial activities caused by widespread public demonstrations that took place during the quarter. We added 490,000 new 4G smartphone data users, and these now account for 45% of our mobile customer base, up from 38% in Q2 2020.

Tigo Money ended the quarter with 4.9 million customers in five countries, an increase of 11.3% year-on year, as we continue to focus on expanding and accelerating growth in this business.

Mobile ARPU was flat year-on-year at $6.4. In constant currency terms, ARPU grew in every country except Colombia and Paraguay.

Cable and other fixed services

In Home, our residential cable business, we continued to experience very strong demand for all our services, and we added 100,000 HFC customer relationships in the quarter. At the end of Q2, our networks passed 12.4 million homes, an increase of 154,000 during the period. We accelerated the pace of HFC network deployment, passing an additional 164,000 homes. As a result, penetration on our HFC network increased to 33.0%, an increase of 3 percentage points from 30.0% in Q2 2020.

Demand was strong across the board, with all countries showing positive HFC Home customer relationship net additions in the quarter. Colombia sustained strong customer intake with HFC net additions of 32,000, while Bolivia added 29,000 and Paraguay added 9,000. Home ARPU increased in constant currency terms and improved by 3.6% year-on-year in US dollar terms, averaging $28.6 for the quarter.

Latam segment financial results

Latam Financial Highlights*	Q2 2021	Q2 2020	% change	Organic % change	H1 2021	H1 2020	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,545	1,360	13.6%	12.8%	3,076	2,865	7.4%	7.6%
Service revenue	1,419	1,270	11.7%	10.9%	2,831	2,665	6.2%	6.4%
Mobile	836	750	11.5%		1,669	1,593	4.8%
Cable and other fixed services	565	506	11.7%		1,128	1,045	8.0%
Other	17	14	23.4%		34	28	23.2%
EBITDA	620	544	14.0%	14.1%	1,258	1,144	10.0%	9.8%
EBITDA margin	40.1%	40.0%	0.2 pt		40.9%	39.9%	1.0 pt
Capex	240	190	26.4%		407	364	11.9%
OCF	380	354	7.4%	7.8%	851	781	9.0%	8.8%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q2 2021, revenue in our Latam segment increased 13.6% year-on-year to $1,545 million, while service revenue increased 11.7% to $1,419 million. Adjusting for currency, organic service revenue growth was 10.9% year-on-year, benefiting from positive growth in all countries and business units.

For a third consecutive quarter, El Salvador registered the fastest service revenue growth at 20.5%, as mobile continued to drive rapid growth stemming from recent spectrum and network investments in that country. In Panama, double-digit consumer growth more than offset a slightly negative performance in B2B resulting in 11.2% growth overall. In Colombia, strong performance in all business lines, including double-digit Home growth, led to 9.4% growth overall in the quarter. In Nicaragua, investments to upgrade the mobile network have allowed to increase the customer base by 11% since the acquisition in May 2019, and our HFC customer base has grown sixfold over the same period. During the quarter, service revenue grew 10.3% in Nicaragua and 6.4% in Costa Rica. In Paraguay, growth of 1.4% was adversely affected by a $4 million one-off. Excluding this impact, growth would have been 4.3%.

By business unit, Home service revenue grew 12.4% organically, fueled by customer growth and improving ARPU. In our consumer Mobile business, organic service revenue grew 10.7% year-on-year, with both prepaid and postpaid growing 15.0% and 6.4%, respectively. Finally, B2B service revenue returned to positive growth, increasing 3.0% organically, as most countries saw improved B2B performance during the quarter.

EBITDA for our Latam segment was $620 million in Q2 2021, an increase of 14.0% year-on-year (14.1% organically) compared to $544 million in Q2 2020. Growth was in the double-digits in most countries, except for Colombia, which saw a 5.3% decline in EBITDA due to significant increases in advertising and promotion expenses as well as sales commissions, as we launched new postpaid plans that were well received in the market. Paraguay also saw a 5.6% decline in EBITDA, although EBITDA would have been flat adjusting for the $4 million one-off. The Latam EBITDA margin was 40.1% for the period, an improvement of 0.1 percentage point year-on-year.

Capex in Latin America was $240 million in the quarter. In mobile, we added more than 650 points of presence to our 4G network, and we ended the quarter with more than 15,700, an increase of 19% year-on-year. At the end of Q2 2021, our 4G networks covered approximately 78% of the population (approximately 120 million in our markets), up from approximately 73% at Q2 2020.

Operating cash flow (OCF), measured as EBITDA minus Capex, increased 7.4% year-on-year to $380 million in Q2 2021, an increase of 7.8% on an organic basis. Including our Africa segment, underlying OCF was $399 million for the quarter and $893 million for the half year, on track to achieve our target of at least $1.4 billion for the year.

Africa segment - Segment financial results and Key Performance Indicators

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q2 2021	Q2 2020	% change	H1 2021	H1 2020	% change
($m, unless otherwise stated)
Revenue	89	86	2.8%	178	175	1.2%
Service revenue	89	86	2.7%	178	175	1.2%
EBITDA	30	29	3.4%	61	59	3.4%
EBITDA margin %	33.9%	33.7%	0.2 pt	34.2%	33.4%	0.7 pt
Capex	10	12	(22.6)%	15	18	(17.6)%
Key Performance Indicators ('000)
Mobile customers	13,177	12,812	2.8%	13,177	12,812	2.8%
Tigo Money customers	6,874	6,548	5.0%	6,874	6,548	5.0%
Mobile ARPU ($)	2.1	2.2	(5.8)%	2.2	2.3	(4.3)%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation.

Our Africa segment comprises our Tanzania operations. On April 19, 2021, we announced that we have signed an agreement for the sale of our operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. Completion is subject to regulatory approvals.

Service revenue for our Africa segment increased 2.7% year-on-year to $89 million in Q2 2021, while EBITDA increased 3.4% year-on-year to $30 million. Capex reduced 22.6% year-on-year to $10 million, and as a result OCF increased 22.6% year-on-year to $20 million.

Corporate Responsibility highlights – Q2 2021

Responsible Leadership in Action

Protecting Children and Connecting Communities

Continued uncertainties on the opening of schools in our countries present ongoing challenges for the implementation of our programs. Nonetheless we continue to adapt and find opportunities to positively impact children and adolescents. We remain on track to reach our goal of 80,000 teachers trained by end of year through Maestr@s Conectad@s, providing teachers with tools to adapt to hybrid models of teaching.

In Bolivia, we launched a program to promote coding among children and adolescents by designing a game through open-source programs. We intend to replicate similar initiatives in the region as we continue an integral approach to Digital Education in our social impact programs, focused on providing digital skills to children and adolescents that introduce and lead them into STEM careers and greater opportunities for employment.

Empowering Women

We continue to implement our Conectadas program in our operations, with all countries adapting to virtual models of training. For example, El Salvador continues its program and is well underway to reach its goal of entrepreneurial women trained, creating a strong business value to the initiative as it not only promotes the use of Tigo Money but also shows its value as a tool for financial inclusion, especially relevant now that countries need innovative roads towards digital inclusion.

Responsible Supply Chain Management

Our 2021 virtual supplier training is underway with over 200 suppliers registered for the first wave. Participating suppliers are those with over $1 million in spend from our global operations as well as from our local operations. With this initial wave, we are well underway to meet our goal of reaching 75% of our supplier pool by Q4.

Health, safety and environment

Millicom's Executive Team and the Health & Safety Team continue to implement protocols to safeguard the safety and health of our people, encouraging them to participate in the COVID-19 vaccination processes in their respective countries, guaranteeing the continuity of the service.

Even though more than half of our people continue to work from home, we continue to make constant adjustments to our facilities under the latest COVID-19 guidelines from the World Health Organization, the US Center for Disease Control and the Ministries of Health of the countries where we operate, to take care of our employees, contractors and clients.

Compliance and anti-corruption program

During Q2 2021, the Group Compliance department provided training to targeted groups in Headquarters, including new members of the Board of Directors, the B2B Department, and the Finance Department. The risk-tailored training aimed at providing directors and employees with practical advice to address real-life Compliance scenarios.

As part of our efforts to maintain open communication with, and monitoring of, the operations, we continue quarterly health check sessions with local CEOs, Compliance officers, and others, where we review the status of the Compliance program and any questions or issues of note. This allows us to periodically test and continuously improve the program, as well as stay current and responsive to the issues relevant to each operation.

Video conference details

A video conference to discuss these results will take place on July 29th at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 829-3020-3271. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

A replay of the event will be available on the Millicom website.

Financial calendar

2021-2022

Date	Event
October 28	Q3 2021 results and conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Yocasta Valdez, Group Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
+1 (305) 929-541	+1 (786) 628-5303
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. In respect of the segments Latam or Africa it is shown after the allocation of Corporate Costs and inter-company eliminations.

EBITDA after Leases (EBITDAaL) represents EBITDA excluding lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledge and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2020 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment4

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q2 2021	Q2 2021	Q2 2021	Q2 2021
A- Current period	1,545	1,419	620	380
B- Prior year period	1,360	1,270	544	354
C- Reported growth (A/B)	13.6%	11.7%	14.0%	7.4%
D- FX impact	0.9%	0.9%	0.8%	1.2%
E- Other*	(0.2)%	(0.1)%	(0.8)%	(1.6)%
F- Organic Growth (C-D-E)	12.8%	10.9%	14.1%	7.8%

*Organic growth for EBITDA and OCF are calculated excluding the allocation of corporate costs to reflect operational growth and to align with how we manage the Latam segment. The differences that this causes are captured in "Other".

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	H1 2021	H1 2021	H1 2021	H1 2021
A- Current period	3,076	2,831	1,258	851
B- Prior year period	2,865	2,665	1,144	781
C- Reported growth (A/B)	7.4%	6.2%	10.0%	9.0%
D- FX impact	—	—	(0.1)%	(0.1)%
E- Other	(0.2)%	(0.2)%	0.2%	0.3%
F- Organic Growth (C-D-E)	7.6%	6.4%	9.8%	8.8%

*Organic growth for EBITDA and OCF are calculated excluding the allocation of corporate costs to reflect operational growth and to align with how we manage the Latam segment. The differences that this causes are captured in "Other".

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q2 2021	Q2 2020	H1 2021	H1 2020
Mobile service revenue ($m)	836	750	1,669	1,593
Mobile Service revenue ($m) from non Tigo customers ($m) *	(7)	(6)	(13)	(18)
Mobile Service revenue ($m) from Tigo customers (A)	829	744	1,656	1,575
Mobile customers - end of period (000)	43,137	37,777	43,137	37,777
Mobile customers - average (000) (B) **	42,971	38,613	42,559	39,024
Mobile ARPU (USD/Month) (A/B/number of months)	6.4	6.4	6.5	6.7

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

4See Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Latam Segment - Home ARPU Reconciliation	Q2 2021	Q2 2020	H1 2021	H1 2020
Home service revenue ($m)	412	367	821	751
Home service revenue ($m) from non Tigo customers ($m) *	(6)	(7)	(16)	(15)
Home service revenue ($m) from Tigo customers (A)	407	360	806	736
Customer Relationships - end of period (000) **	4,792	4,296	4,792	4,296
Customer Relationships - average (000) (B) ***	4,747	4,343	4,679	4,342
Home ARPU (USD/Month) (A/B/number of months)	28.6	27.6	28.7	28.2

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary - Items above EBITDA only

2021 ($ millions)	Q2 2021		H1 2021		Comment (Q2 2021)
	Revenue	EBITDA	Revenue	EBITDA
Paraguay	(4)	(4)	(4)	(4)	Accrued income correction from prior year
Latam Total	(4)	(4)	(4)	(4)
2020 ($ millions)	Q2 2020		H1 2020		Comment (Q2 2020)
	Revenue	EBITDA	Revenue	EBITDA
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 21	Q1 21	QoQ	Q2 20	YoY	Q2 21	Q1 21	QoQ	Q2 20	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,730	3,588	(3.8)%	3,881	4.0%	3,757	3,737	(0.5)%	3,759	0.1%
Costa Rica	CRC	619	616	(0.5)%	580	(6.4)%	622	616	(1.0)%	583	(6.2)%
Guatemala	GTQ	7.72	7.75	0.3%	7.70	(0.4)%	7.74	7.71	(0.4)%	7.70	(0.6)%
Honduras	HNL	24.06	24.16	0.4%	24.87	3.3%	23.95	24.10	0.6%	24.80	3.6%
Nicaragua	NIO	35.08	34.91	(0.5)%	34.21	(2.5)%	35.17	34.99	(0.5)%	34.34	(2.4)%
Paraguay	PYG	6,604	6,696	1.4%	6,630	0.4%	6,754	6,311	(6.6)%	6,807	0.8%
Tanzania	TZS	2,318	2,315	(0.1)%	2,311	(0.3)%	2,317	2,319	0.1%	2,315	(0.1)%

Debt reconciliation

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Bolivia	—	328	328	72	255	50	377	305
Colombia	51	690	741	78	662	295	1,036	958
Costa Rica	48	71	119	2	117	4	123	121
El Salvador**	—	118	118	28	90	104	221	194
Panama**	—	870	870	83	787	122	992	909
Paraguay	557	149	706	60	646	71	777	718
Nicaragua	—	—	—	22	(22)	119	119	96
Latin America	655	2,226	2,881	347	2,535	765	3,647	3,300

* Net Debt and Net financial obligations are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of nil as of June 30, 2021.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of June 30, 2021

Debt Information - June 30, 2021	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	6,377	803	5,574	1,539	—
Plus: Guatemala	625	186	439	832	—
Plus: Honduras	385	52	334	262	—
Less: Corporate Costs	—	—	—	30	—
Underlying Millicom Group (Non-IFRS)	7,388	1,041	6,347	2,603	2.44x
Less: 50% Minority Stake in Colombia	518	39	479	229	—
Less: 45% Minority Stake in Guatemala	282	84	197	375	—
Less: 33% Minority Stake in Honduras	128	17	111	87	—
Less: 20% Minority Stake in Panama	198	17	182	52	—
Less: 1.5% Minority Stake in Tanzania	6	—	5	2	—
Proportionate Millicom Group (Non-IFRS)	6,255	883	5,372	1,859	2.89x

Capex Reconciliation

Capex Reconciliation	Q2 2021	Q2 2020	H1 2021	H1 2020
Consolidated:
Additions to property, plant and equipment	165	131	261	240
Additions to licenses and other intangibles	9	419	34	463
Of which spectrum and license costs	(13)	399	(14)	420
Total consolidated additions	175	550	295	703
Of which capital expenditures related to corporate offices	2	4	4	5
Latin America Segment	Q2 2021	Q2 2020	H1 2021	H1 2020
Additions to property, plant and equipment	212	166	352	311
Additions to licenses and other intangibles	15	422	56	555
Of which spectrum and license costs	(13)	399	1	503
Latin America Segment total additions (Underlying)	227	589	408	866
Capex excluding spectrum and license costs	240	190	407	364
Africa Segment	Q2 2021	Q2 2020	H1 2021	H1 2020
Additions to property, plant and equipment	10	12	15	18
Additions to licenses and other intangibles	—	—	—	—
Of which spectrum and license costs	—	—	—	—
Africa Segment total additions	10	12	15	18
Capex excluding spectrum and license costs	10	12	15	18
Underlying Capex	Q2 2021	Q2 2020	H1 2021	H1 2020
Latam capex excluding spectrum and license cost	240	190	407	364
Africa capex excluding spectrum and license cost	10	12	15	18
Capital expenditures related to corporate offices	2	4	4	5
Underlying capex excluding spectrum and license costs	252	206	426	386

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 2021	Q2 2020	H1 2021	H1 2020
Net cash provided by operating activities	193	218	280	324
Purchase of property, plant and equipment	(159)	(123)	(330)	(302)
Proceeds from sale of property, plant and equipment	3	1	4	1
Purchase of intangible assets	(20)	(75)	(103)	(166)
Proceeds from sale of intangible assets	—	—	—	—
Excluding: Purchase of spectrum and licenses	1	53	21	91
Excluding: Finance charges paid, net	123	128	251	269
Operating free cash flow	141	202	123	217
Interest (paid), net	(123)	(128)	(251)	(269)
Free cash flow	18	74	(128)	(52)
Dividends received from joint ventures (Guatemala and Honduras)	13	35	13	58
Dividends paid to non-controlling interests	(3)	(2)	(6)	(2)
Equity free cash flow	28	107	(121)	4
Lease Principal Repayments	(33)	(22)	(62)	(53)
Equity free cash flow after leases	(4)	85	(183)	(48)

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q2 2021	Q2 2020	H1 2021	H1 2020
Latam EBITDA	620	544	1,258	1,144
(-) Capex (Ex. Spectrum)	240	190	407	364
Latam OCF	380	354	851	781
Africa OCF	Q2 2021	Q2 2020	H1 2021	H1 2020
Africa EBITDA	30	29	61	59
(-) Capex (Ex. Spectrum)	10	12	15	18
Africa OCF	20	17	46	41
Corporate OCF	Q2 2021	Q2 2020	H1 2021	H1 2020
Corporate EBITDA	1	—	—	(1)
(-) Capex (Ex. Spectrum)	2	4	4	5
Corporate OCF	(2)	(4)	(5)	(6)
Underlying OCF	Q2 2021	Q2 2020	H1 2021	H1 2020
Underlying EBITDA	651	572	1,318	1,202
(-) Capex (Ex. Spectrum)	252	206	426	386
Underlying OCF	399	366	893	816

Interest Expense Detail

Interest ($ millions)	Q2 2021	Q2 2020	H1 2021	H1 2020
Interest expense on bonds and bank financing	(81)	(98)	(167)	(195)
Interest expense on leases	(36)	(39)	(76)	(78)
Loan Redemption expense	—	—	(5)	—
Other	(13)	(32)	(30)	(43)
Total financial expenses	(130)	(169)	(277)	(316)
Interest income	2	2	5	7
Net financial expenses	(127)	(167)	(272)	(308)
Underlying Interest ($ millions)	Q2 2021	Q2 2020	H1 2021	H1 2020
Interest expense on bonds and bank financing	(90)	(117)	(183)	(234)
Interest expense on leases	(42)	(46)	(88)	(92)
Loan Redemption expense	—	—	(5)	—
Other	(14)	(33)	(38)	(46)
Total financial expenses	(146)	(196)	(314)	(371)
Interest income	2	5	5	13
Net financial expenses	(144)	(191)	(309)	(358)

Amortization Expense Detail

Amortization Expense* ($ millions)	Q2 2021	Q2 2020	H1 2021	H1 2020
Licenses and Spectrum	(18)	(16)	(38)	(29)
Related to acquisitions	(29)	(44)	(92)	(79)
Other items	(28)	(24)	(53)	(49)
Total Amortization	(75)	(84)	(182)	(157)

*Amortization expense related to Guatemala and Honduras was $35 million in Q2 2021 and $69 million in H1 2021, and $33 million in Q2 2020 and $67 million in H1 2020.

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q2 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,089	544	—	1,633
Cost of sales	(312)	(122)	—	(434)
Gross profit	777	421	—	1,199
Operating expenses	(403)	(145)	—	(548)
EBITDA	375	276	—	651
EBITDA margin	34.4%	50.8%	—	39.9%
Depreciation & amortization	(286)	(113)	—	(399)
Share of net profit in joint ventures	67	—	(67)	—
Other operating income (expenses), net	(20)	1	—	(19)
Operating profit	135	165	(67)	233
Net financial expenses	(127)	(16)	—	(144)
Other non-operating income (expenses), net	(75)	2	—	(73)
Gains (losses) from associates	(2)	—	—	(2)
Profit (loss) before tax	(69)	150	(67)	14
Net tax credit (charge)	(39)	(30)	—	(69)
Profit (loss) for the period	(108)	120	(67)	(55)
Non-controlling interests	8	(53)	—	(45)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	(100)	67	(67)	(100)

Income statement data H1 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	2,178	1,074	—	3,251
Cost of sales	(615)	(237)	—	(852)
Gross profit	1,563	837	—	2,400
Operating expenses	(794)	(288)	—	(1,081)
EBITDA	769	549	—	1,318
EBITDA margin	35.3%	51.2%	—	40.6%
Depreciation & amortization	(610)	(226)	—	(836)
Share of net profit in joint ventures	129	—	(129)	—
Other operating income (expenses), net	(37)	1	—	(36)
Operating profit	250	324	(129)	446
Net financial expenses	(272)	(37)	—	(309)
Other non-operating income (expenses), net	(18)	6	—	(11)
Gains (losses) from associates	(3)	—	—	(3)
Profit (loss) before tax	(43)	293	(129)	122
Net tax credit (charge)	(42)	(61)	—	(102)
Profit (loss) for the period	(84)	232	(129)	19
Non-controlling interests	27	(104)	—	(77)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	(58)	129	(129)	(58)

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,202	2,796	5,998
Property, plant and equipment, net	2,571	857	3,429
Right of Use Assets	836	250	1,086
Investments in joint ventures and associates	2,603	(2,580)	23
Other non-current assets	332	(6)	327
Total non-current assets	9,545	1,318	10,863
Inventories, net	60	40	100
Trade receivables, net	346	86	433
Other current assets	564	187	751
Restricted cash	187	18	206
Cash and cash equivalents	803	238	1,041
Total current assets	1,960	570	2,530
Assets held for sale	—	—	—
Total assets	11,506	1,887	13,393

Equity and liabilities
Equity attributable to owners of the Company	1,987	(52)	1,935
Non-controlling interests	181	416	597
Total equity	2,168	365	2,532
Debt and financing	6,141	962	7,104
Other non-current liabilities	907	147	1,055
Total non-current liabilities	7,049	1,110	8,158
Debt and financing	235	48	284
Other current liabilities	2,054	365	2,419
Total current liabilities	2,289	413	2,702
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	9,338	1,523	10,861
Total equity and liabilities	11,506	1,887	13,393

Cash Flow Data H1 2021	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(43)	164	122
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	(43)	164	122
Net cash provided by operating activities (incl. discontinued ops)	280	440	720
Net cash used in investing activities (incl. discontinued ops)	(228)	(179)	(407)
Net cash from (used by) financing activities (incl. discontinued ops)	(116)	(271)	(387)
Exchange impact on cash and cash equivalents, net	(7)	1	(6)
Net (decrease) increase in cash and cash equivalents	(72)	(9)	(81)
Cash and cash equivalents at the beginning of the period	875	247	1,122
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	803	238	1,041

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on July 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: July 29, 2021